FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Price (05.07.15)

AGRO3:           R$ 9.38

LND:                US$ 3.15

Investor Relations

Julio Toledo Piza
CEO & DRI

Ana Paula Zerbinati Ribeiro
Investor Relations

Contacts
+ 55 (11) 3035 5374
ri@brasil-agro.com

Website
www.brasil-agro.com

Conference Call
Portuguese

May 8, 2015

2:00 pm (NY) | 3:00 pm (NY)

Dial in: +55 (11) 3127 4971 or (11) 3728 5971

ID: BrasilAgro

English

May 8, 2015

1:00 pm (NY) | 2:00 pm (Brasília)

Dial in: + 1 (412) 317 6776

ID: BrasilAgro

Earnings Release

Quarter ended

March 31, 2015

São Paulo, May 7, 2015 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring and developing rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended March 31, 2015. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

    Net revenue of R$ 113.5 million in 9M15.

     Net income of R$ 18.9 million in 9M15.

     Adjusted EBITDA of R$ 8.4 million in 9M15.

     Beginning of operation of the silo in Bahia.

Message from Management

We closed 9M15 with Net Revenue of R$ 113.5 million, Net Income of R$ 18.9 million and Adjusted EBITDA of R$ 8.4 million, reflecting in addition to 6Q15 the sale of 22,000 thousand tons of soybean. The majority of the volume produced during the 2014/2015 harvest will be sold next quarter.

In terms of operating activities, we began the harvesting of the 2014/2015 soybean and corn crops and until the preparation of this release, we had harvested 83% of soybean and 35% of corn.

After the end of planting in Paraguay and the planting of 2nd crop corn in Brazil, total planted area increased by 1,057 hectares compared to the area disclosed in the previous release, totaling 79,061 hectares of planted area in the 2014/2015 harvest year.

Still in terms of operating activities, we began operations in the silo in Bahia and already processed 17 thousand tons of grains until now.

In relation to property development, we began the transformation process in approximately 10 thousand hectares in Brazil and Paraguay.

The Company’s result reflects the good yield in the harvest, in addition to the optimization of direct costs, lower administrative costs and the efficient management of the sales area, which allowed us to capture CBOT soybean prices substantially above market prices and an exchange rate close to the current figure. This confirms our plans to improve results and our value generation capacity.

Release 3Q15	2

Property Portfolio

At the date of this release, the Company’s property portfolio consisted of 276,378 hectares across five Brazilian states and Paraguay, as shown in the table below:

				Total Area	Arable Area (3)
Properties	Location	Acquisition Date	Project	ha	ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	27,745	18,578
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	8,124	5,982
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Grains and Pasture	17,799	14,237
Parceria II Farm	Ribeiro Gonçalves/PI	Nov / 13[1]	Grains	7,181	7,181
Cresca[2]	Boquerón/Paraguai	Dec / 13	Grains and Pasture	117,307	59,619
	Total			276,378	179,935

1- BrasilAgro entered into an agricultural exploration partnership at the Parceria II Farm for up to 11 harvests.

2- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A.

3- Excluding legal reserves and permanent preservation areas (APP)

After conducting a topographic survey of the area sold in the Cremaq farm, we verified a difference of 62 hectares between the figure measured and the value in the purchase agreement signed in May 2013, resulting in a sale price increase of R$ 550 thousand. This difference was adjusted in the outstanding amount of the two remaining installments.

We leased 6,583 hectares of the Jatobá Farm to third parties during the 2014/2015 cycle, which can be extended to one more harvest year. The leasing has the purpose of reducing the Company's operational risk, taking into consideration climate changes in Bahia in recent harvests and the lower operating margin.

     Development of Areas

In Paraguay, we are transforming 2,600 hectares and, in Brazil, we concluded the process of transforming approximately 7,000 hectares.

Due to the difficulties we have been facing in regard to obtaining licenses for the Nova Buriti Farm, we are studying the best options for the future of the property.

     Silo in Bahia

We began the activities in silo at Chaparral Farm in Bahia, with storage capacity of 20,000 tons of grain and already processed 17,000 tons of grains of the 2014/2015 harvest, including 5,500 tons of soybean and 11,500 tons of corn processed.

Release 3Q15	3

Agricultural Operations Performance

In 3Q15, we began harvesting the 14/15 soybean and corn crops and by the date of this release we had concluded harvesting in Brazilian farms. In Paraguay, we finished planting the 14/15 grain and pasture crops. In addition, we started harvesting the soybean crop.

The table below shows the breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	2nd Corn Crop	Total
Cremaq Farm		14,965	1,963			1,787	18,715
Jatobá Farm		9,535	1,196				10,731
Alto Taquari Farm	3,622						3,622
Araucária Farm	4,844						4,844
Chaparral Farm		10,535	2,538				13,073
Preferência Farm				6,554			6,554
Partnership II Farm		7,455					7,455
Cresca (Paraguay)		5,463	3,375	2,665	2,564		14,067
Total 14/15	8,466	47,953	9,072	9,219	2,564	1,787	79,061

     Grain

We planted a total of 47,953 hectares of soybean and 9,702 hectares of corn at Cremaq, Jatobá, Chaparral and also at Cresca in Paraguay.

In 3Q15, we began harvesting the 14/15 soybean and corn crops. By the date of this release, we had harvested 83% of the soybean crop and 35% of the corn crop.

Soybean average yield is higher than estimated. We expect an above historical average result in the farms in Piauí and Paraguay and a lower yield from the farms in Bahia, impacted by the lower rainfall in January. Corn average yield declined, impacted by the weak rainfall in January in the farms in Bahia.

In Paraguay, we planted 2,564 hectares of other grains, divided between sorghum and brachiaria.

     Sugarcane

We began this month harvesting the sugarcane crop in Alto Taquari Farm. By the date of this release, we had harvested 202 hectares.

     Pasture and Cattle raising

The Preferência farm has 6,554 hectares of pasture and 4,633 are leased to third parties for cattle raising. In Paraguay we have 2,665 hectares of pasture, where we have 1,842 heads of cattle.

Release 3Q15	4

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	3Q15	3Q14	Change	9M15	9M14	Change
Gross Profit (loss)	13,142	6,878	91.1%	22,568	7,354	206.9%
Selling expenses	(311)	(1,669)	-81.4%	(682)	(4,835)	-85.9%
General and administrative expenses	(5,641)	(6,636)	-15.0%	(19,053)	(20,663)	-7.8%
Other operating income/expenses, net	1,848	(295)	n.a.	(3,732)	1,152	n.a.
Depreciation and amortization	2,669	3,008	-11.3%	12,006	11,650	3.1%
EBITDA	11,707	1,286	810.3%	11,107	(5,342)	n.a.

Adjusted EBITDA (R$ thousand)	3Q15	3Q14	Change	9M15	9M14	Change
Gross Profit (loss)	13,142	6,878	91.1%	22,568	7,354	206.9%
Elimination of gains on biological assets (grains and sugarcane planted)	(5,700)	(154)	3611.9%	(5,880)	3,261	n.a.
Selling expenses	(311)	(1,669)	-81.4%	(682)	(4,835)	-85.9%
General and administrative expenses	(5,641)	(6,636)	-15.0%	(19,053)	(20,663)	-7.8%
Other operating income/expenses, net	1,848	(295)	n.a.	(3,732)	1,152	n.a.
Derivatives Results	356	3,618	-90.2%	2,575	2,949	-12.7%
Adjusted Depreciations [1]	3,801	4,889	-22.3%	10,627	10,878	-2.3%
EBITDA Cresca[2]	(1,381)	-	n.a.	1,979	-	n.a.
Adjusted EBITDA	6,114	6,632	-7.8%	8,402	96	8651.7%

1- Adjusted depreciation includes depreciation of the already harvested grain and sugarcane cropsl.

2- Considers 50% of Cresca’s EBITDA.

EBITDA was calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and expenses and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including the depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Cresca’s 9M15 EBITDA includes the sales result of 24,624 hectares from April 2014, as the granting of the property deed occurred in July 2014.

Cresca’s operating result was still not booked this year as harvesting began in April. Brasilagro’s entire production impact will affect the Company’s adjusted EBITDA in 4Q15 only.

Release 3Q15	5

Income Statement

	3Q15	3Q14	Change	9M15	9M14	Change
Revenues from grains	19,664	25,591	-23.2%	53,949	41,892	28.8%
Revenues from sugarcane	1,312	3,064	-57.2%	40,156	30,864	30.1%
Revenues from leasing	989	453	118.3%	1,946	840	131.7%
Revenues from farm sale	550	-	n.a.	550	-	n.a.
Other revenues	753	276	172.8%	3,479	1,083	221.2%
Deductions from gross revenue	(1,430)	(1,318)	8.5%	(6,280)	(3,685)	70.4%
Net Sales Revenue	21,838	28,066	-22.2%	93,800	70,994	32.1%
Change in fair value of biological assets and agricultural products	11,897	8,987	32.4%	21,542	9,621	123.9%
Reversal of impairment of net realizable value of agricultural products after harvest	(1)	(987)	-99.9%	(1,779)	(1,002)	77.5%
Net Revenue	33,734	36,066	-6.5%	113,563	79,613	42.6%
Cost of agricultural products sale	(20,483)	(29,188)	-29.8%	(90,886)	(72,259)	25.8%
Cost of farm sale	(109)	-	n.a.	(109)	-	n.a.
Gross Profit (loss)	13,142	6,878	91.1%	22,568	7,354	206.9%

Revenue from the sale of a farm totaling R$550 thousand refers to 62 hectares of the Cremaq farm. Due to the topographic survey of the area sold, we verified a difference between the figure measured and the value in the purchase agreement signed in May 2013, resulting in an increase of R$ 550 thousand bags to the sale price. This difference was adjusted in the outstanding amount of the two remaining installments.

     Net Revenue from Sales

Net Revenue (R$ thousand)	3Q15	3Q14	Change	9M15	9M14	Change
Total	21,287	28,067	-24.2%	93,250	70,994	31.3%
Soybean	19,060	24,620	-22.6%	38,676	36,000	7.4%
Corn	29	291	-90.0%	12,246	4,469	174.0%
Sugarcane	1,261	3,064	-58.8%	38,876	29,851	30.2%
Leasing	375	184	103.8%	804	251	220.9%
Services	364	97	276.9%	625	97	548.0%
Others	199	(189)	n.a.	2,022	328	516.6%

Tons	3Q15	3Q14	Change	9M15	9M14	Change
Total	21,618	28,791	-24.9%	672,552	488,627	37.6%
Soybean	21,618	28,136	-23.2%	43,797	40,086	9.3%
Corn	-	655	-100.0%	40,190	12,581	219.5%
Sugarcane	-	-	n.a.	588,432	435,660	35.1%
Others	-	-	n.a.	132	300	-56.1%

In 3Q15, net revenue from sales totaled R$ 21.3 million, a decrease of 24.2% from the same period in the previous fiscal year.

Grain net revenue (soybean and corn) in 3Q15 dropped 23.4% year-over-year, from R$24.9 million, from the sale of 28,700 tons of grain, to R$19.0 million, from the sale of 21,600 tons of grains. The reduction in sales volume was influenced by the delayed planting, and consequently, harvesting compared to the previous year.

In 9M15, net revenue from sales totaled R$93.2 million, a 31.3% increase year on year, resulting from (i) the 30.2% increase in revenue from sugarcane and (ii) the 25.8% increase in grain revenue.

Release 3Q15	6

Soybean revenue in 9M15 grew 7.4% over the previous year, from R$36.0 million (sale of 40,000 tons at R$898.06 per ton) to $38.6 million (sale of 43,800 tons at R$883.07 per ton).

Corn revenue increased by 174.0% year-over-year, from R$4.5 million (sale of 12,600 tons at R$355.20 per ton) to R$12.2 million (sale of 40,200 tons at R$304.70 per ton).

Despite the reduction in soybean and corn average price per ton, net revenue from grain sales increased by 25.8%, from 52.6 thousand tons in 9M14 to 84.0 thousand tons in 9M15, due to the higher sales volume in the period.

Sugarcane revenue in 9M15 grew 30.2% over 9M14, from R$ 29.8 million, from the sale of 435,600 tons at R$68.52 per ton, to R$38.8 million from the sale of 588,400 tons at R$66.07 per ton of sugarcane. The increase in the price of sugarcane per ton was due to the 10% increase in the average TRS price, from R$0.45 per kg in 9M14 to R$0.49 per kg in 9M15, the average TRS price harvested per ton dropped 3%, from R$ 143.31 in 9M14 to R$ 139.01 in 9M15 and tons per hectare harvested increase 23.0% from 82.20 ton/ha in 9M14 to 101.33 ton/ha in 9M15.

Leasing revenue in 9M15 totaling R$ 804,000 came from the leasing of the areas of the Preferência and Jatobá farms to third parties, net of taxes.

Services revenue in 9M15 totaling R$ 625,000 came from an advisory services provision agreement related to the development of land owned by Cresca.

Other sales revenue in 9M15 totaling R$2.0 million refers to the sale of inputs (seeds, fertilizers and other) of the areas which were not planted in the 2014/201515 harvest year.

     Biological Assets

				Gain / Losses
(R$ thousands)	Soybean	Corn	Sugarcane
				3/31/2015
Production fair value	29,710	3,297	37,378	70,386
Production cost	(26,119)	(3,227)	(32,232)	(61,578)
Gain and loss on agricultutal products	3,591	70	5,146	8,808
Gain and loss on biological assets	14,213	(2,847)	1,368	12,734
Change on biological assets fair value	17,804	(2,776)	6,514	21,542

The biological assets of the Company and its subsidiaries essentially correspond to the sugarcane and second corn crops and are measured at fair value.

Gains or losses in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

Release 3Q15	7

In 3Q15, the Company recorded a gain of R$21.5 million from biological assets and agricultural products, comprising gains of R$17.8 million from soybean, R$2.8 million from corn and R$6.5 million from sugarcane.

    Cost of Goods Sold

(R$ thousand)	3Q15	3Q14	Change	9M15	9M14	Change
Cost of Goods Sold	(18,727)	(26,436)	-29.2%	(85,348)	(71,841)	18.8%
Soybean	(17,583)	(24,637)	-28.6%	(32,509)	(37,619)	-13.6%
Corn	-	(357)	-100.0%	(14,894)	(3,816)	290.3%
Sugarcane	61	(503)	n.a.	(34,099)	(26,714)	27.6%
Leasing	(905)	(767)	18.0%	(2,793)	(2,107)	32.6%
Others	(299)	(172)	73.9%	(1,054)	(1,585)	-33.5%

(R$ thousand)	3Q15	3Q15	Change	9M15	9M14	Change
Cost of biological assets	(1,756)	(2,752)	-36.2%	(5,537)	(417)	1227.9%
Soybean	(1,756)	(2,882)	-39.1%	(6,311)	(407)	1450.6%
Corn	-	130	-100.0%	3,864	(801)	n.a.
Sugarcane	-	-	n.a.	(3,279)	613	n.a.
Leasing	-	-	n.a.	-	-	n.a.
Others	-	-	n.a.	189	179	5.7%

(R$ thousand)	3Q15	3Q14	Change	9M15	9M14	Change
Total of cost of goods sold	(20,483)	(29,188)	-29.8%	(90,886)	(72,259)	25.8%
Soybean	(19,339)	(27,519)	-29.7%	(38,820)	(38,026)	2.1%
Corn	-	(227)	-100.0%	(11,030)	(4,617)	138.9%
Sugarcane	61	(503)	n.a.	(37,378)	(26,102)	43.2%
Leasing	(905)	(767)	18.0%	(2,793)	(2,107)	32.6%
Others	(299)	(172)	74.0%	(865)	(1,406)	-38.5%

In 9M15, the cost of goods sold (COGS) came to R$85.3 million. Due to the fair value adjustments of agricultural products, changes in costs between exercises are directly linked to the market prices of commodities at the time of harvest.

In 9M15, total soybean COGS increased by 2.1% year-over-year, from R$38.8 million, from the sale of 40,000 tons at R$948.61 per ton, to R$38.8 million, from the sale of 43,800 tons at R$886.35 per ton.

In 9M15, total corn COGS increased by 138.9% over 9M14, from R$4.6 million, from the sale of 12,600 tons at R$366.98 per ton, to R$11.0 million, from the sale of 40,200 tons at R$274.45 per ton.

Despite the lower average cost per ton of soybean and cord, grain COGS increased by 16.9%, as a result of the higher traded volume in the period, which grew from 42,600 tons in 9M14 to 49,800 tons in 9M15.

In 9M15, total sugarcane COGS grew by 43.2% over 9M14, from R$26.1 million, from the sale of 435,000 tons at R$59.91 per ton, to R$37.4 million, from the sale of 588,000 tons at R$63.52 per ton.

Release 3Q15	8

     Selling Expenses

(R$ thousand)	3Q15	3Q14	Change	9M15	9M14	Change
Selling expenses	(311)	(1,669)	-81.4%	(682)	(4,835)	-85.9%
Freight	(153)	(380)	-59.7%	(348)	(650)	-46.5%
Storage and Processing	(332)	(717)	-53.7%	(1,046)	(1,113)	-6.0%
Sales Commission	(34)	-	n.a.	(125)	52	n.a.
Others	208	(572)	n.a.	837	(3,124)	n.a.

In the quarter ended March 31, 2015, selling expenses totaled R$682,000, 85.9% down on the previous year.

The variation in other selling expenses results mainly from the provision for onerous soybean sales contracts through the analysis of fixed prices lower than effective sales price.

    General and Administrative Expenses

(R$ thousand)	3Q15	3Q14	Change	9M15	9M14	Change
Selling expenses	(311)	(1,669)	-81.4%	(682)	(4,835)	-85.9%
Freight	(153)	(380)	-59.7%	(348)	(650)	-46.5%
Storage and Processing	(332)	(717)	-53.7%	(1,046)	(1,113)	-6.0%
Sales Commission	(34)	-	n.a.	(125)	52	n.a.
Others	208	(572)	n.a.	837	(3,124)	n.a.

In 3Q15, general and administrative expenses decreased 15.0% over the same period in the previous year, from R$ 6.6 million to R$ 5.6 million.

In 9M15, general and administrative expenses decreased 7.8% over the same period in the previous year, from R$ 20.6 million to R$ 19.0 million.

This variation was mainly due to the decrease of 6.8% in personnel expenses. This decrease is a result of the organizational restructuring held by the Company.

In 9M15, other expenses fell from R$3.3 million to R$2.9 million, 13.4% down on 9M14. These expenses are mainly related to corporate expenses, taxes, travel and telephone charges.

     Other Operating Revenues/Expenses

	3Q15	3Q14	Change	9M15	9M14	Chenge
Other operating income/expenses	(5,582)	1,513	n.a.	(3,732)	1,152	n.a.
Gain/Loss on sale of fixed assets	(1,058)	(279)	279.3%	(1,054)	147	n.a.
Provisions for lawsuits	(2,632)	1,782	n.a.	(588)	1,840	n.a.
Horizontina Farm	(1,240)	-	n.a.	(1,240)	(600)	106.7%
Others	(651)	10	n.a.	(850)	(235)	261.7%

In 9M15, operating expenses came to R$3.7 million. This amount refers chiefly to: (i) the termination of the agricultural partnership agreement in Bahia (ended in June, 2014); (ii) the partial write-off of intangible assets related to the sale of 24,000 hectares under Cresca’s land rights and exploration agreement and (iii) payment of law suit related to hereditary succession rights.

Release 3Q15	9

In 9M14, other revenues came to R$1.1 million, related to the provision for environmental contingencies in 2013 due to the change in the classification of the process and to the payment of law suit related to hereditary succession rights.

Financial Result

(R$ thousand)	3Q15	3Q14	Change	9M15	9M15	Change
Interest	(2,030)	(2,354)	-13.8%	(6,935)	(6,395)	8.4%
Monetary variations	(745)	(611)	21.9%	(2,138)	(1,644)	30.0%
Foreign exchange variations on liabilities	5,298	(222)	n.a.	7,667	636	1105.5%
Unwind of present value adjustment	10,636	4,136	157.2%	16,198	5,791	179.7%
Results with derivatives	(734)	(8,718)	-91.6%	9,949	(2,919)	n.a.
Other financial income / expenses	1,335	1,454	-8.2%	5,026	7,019	-28.4%
Total	13,760	(6,315)	n.a.	29,767	2,488	1096.4%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the monetary variation on the amount payable from the acquisition of Alto Taquari and Nova Buriti Farms; (iii) exchange variation of the companies’ USD cash position and Cresca’s receivables; (iv) present value of Cremaq, Araucária and São Pedro Farms’ sales receivables, which is linked to the soybean bag prices , (v) income from hedge operations and (vi) bank fees and expenses and returns on cash investments with the FIM Guardian fund, Banco Itaú and Banco BTG Pactual.

Monetary variations refer to the amount payable for the acquisition of the Alto Taquari Farm, which is adjusted by the CDI interbank deposit rate and the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions at offshore brokerage houses and Cresca’s receivables.

Increased balance of realization of present value over assets and liabilities is chiefly due to the adjustment to fair value of accounts payable on the acquisition of Cresca.

The result from hedge operations is capturing the substantially above market CBOT soybean prices and an exchange rate close to the current figure, corresponding to a result of R$9.9 million in 9M15.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points considered when deciding on the price and margin hedging strategy and tools are listed below:

Release 3Q15	10

•        Estimated gross margin based on the current price scenario.

•        Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•        Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•        Comparison between current estimates and the company’s budget.

•        Comparison of the estimated gross margin and the historical average.

•        Market expectations and trends.

•        Tax aspects.

Hedge position as of May 4, 2015.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
14/15	85.00%	10.58	79.95%	2.91
1- Percentage of volume in tons of soybeans locked in.
2- Percentage of expected revenue in USD.

Release 3Q15	11

Balance Sheet

     Properties for Investments

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, minus the depreciation accrued according to the same criteria detailed for fixed assets.

Cresca will be booked as a joint-venture and, therefore, recognized as an investment and its results as equity income.

					Properties for
Farm	Acquisition	Buildings and	Opening area	Construction in	Investment -
	value	improvements		progress	Total
Initial Balance	237,999	23,638	68,650	4,516	334,803
In July 30, 2014
Acquisitions	261	82	4,627	22,092	27,062
Reductions	(89)	(95)	(158)	(273)	(615)
(-) Depreciation/ Amortization	-	(811)	(9,470)	-	(10,281)
In March 31, 2015	238,171	22,814	63,649	26,335	350,969
* Not include investment in sugarcane

The write-offs in the period, were due to to the adjustment in the area sold of the Cremaq farm and the write-off of fixed assets related to the termination of an agricultural partnership agreement in Bahia (ended in June 2014), in addition to the opening of areas and works in progress.

Release 3Q15	12

     Indebtedness

The table below shows BrasilAgro’s short and long-term loans and financing on June 30, 2014 and March 31, 2014.

Loans and Financing (R$ thousand)	Expiration	Annual Interest Tax - %	3/31/2015	6/30/2014	Change
Short term
Financiamento de Custeio Agrícola - BNB e Itaú	Nov-15	7,51 to 15,12	46,588	44,712	4.2%
Financiamento Projeto Cremaq e Jaborandi - BNB	Dec-15	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 7,23	12,139	12,742	-4.7%
Capital de Giro - Santander	Sep-15	1,6905 + Var. Cambial	4,975	-	n.a.
Financiamento de Máquinas e Equipamentos - FINAME	Dec-15	5,50 to 8,70	1,074	1,814	-40.8%
Financiamento de cana-de-açúcar - Itaú	Jul-15	TJLP + 3,00 to 3,10	1,580	2,985	-47.1%
			66,356	62,253	6.6%
Long term
Financiamento de safra - Itaú	Jul-15	TJLP + 3,00 to 3,10	-	1,610	-100.0%
Financiamento de Máquinas e Equipamentos - FINAME	Nov-16	5,50 to 8,70	288	1,056	-72.7%
Financiamento Projeto Cremaq e Jaborandi - BNB	Oct-21	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 7,23	67,281	55,243	21.8%
			67,569	57,909	16.7%
Total			133,925	120,162	11.5%

The bulk of the Company’s financing are denominated in Brazilian Reais and comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending. In addition the Company has a US Dollar denominated financing with local commercial banks. In 3Q15, R$19.4 million were disbursed from government development agencies, totaling R$80.6 million disbursed in 9M15.

On March 16, 2015, the Company took out a loan in dollars with Banco Santander to be used as working capital totaling R$5.0 million, at an interest rate of 1.6905% plus the exchange variation, maturing on September 15, 2015. This financing was subsequently converted into Brazilian Reais at the rate of 101% of the CDI rate

The balance of loans and financing came to R$133.9 million and R$120.2 million on March 31, 2015 and June 30, 2014, respectively.

The balance of accounts payable on acquisitions on March 31, 2015 was R$47.5 million, 6.1% up on June 30, 2014, due to the restatement of the installments, which are adjusted by the IGPM inflation index, the CDI interbank rate and the U.S. dollar.

Acquisitions payable (R$ thousand)	03/31/2015	06/30/2014	Change
Alto Taquari Farm	28,198	26,060	8.2%
Nova Buriti Farm	19,374	18,760	3.3%
Total	47,572	44,820	6.1%

Release 3Q15	13

Capital Markets

    Share Performance

On May 7, 2015, BrasilAgro’s shares (AGRO3) were quoted at R$9.38, giving a market cap of R$546.1 million, while its ADRs (LND) were quoted at US$3.15.

AGRO3 x Ibovespa

(base 100 = 02/10/2014)

Release 3Q15	14

Definitions

Harvest 2012/2013 – fiscal year begun on July 1, 2012 and ended June 30, 2013.

3Q14 – quarter ended March 31, 2014.

Harvest 2013/2014 – fiscal year begun on July 1, 2013 and ended June 30, 2014.

3Q15 – quarter ended March 31, 2015.

Harvest 2014/2015 – fiscal year begun on July 1, 2014 and ended June 30, 2015.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations.

These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Release 3Q15	15

Income Statement (R$ ‘000)

	3Q15	3Q14	Change	9M15	9M14	Change
Revenues from grains	19,664	25,591	-23.2%	53,949	41,892	28.8%
Revenues from sugarcane	1,312	3,064	-57.2%	40,156	30,864	30.1%
Revenues from leasing	989	453	118.3%	1,946	840	131.7%
Revenues from farm sale	550	-	n.a.	550	-	n.a.
Other revenues	753	276	172.8%	3,479	1,083	221.2%
Deductions from gross revenue	(1,430)	(1,318)	8.5%	(6,280)	(3,685)	70.4%
Net Sales Revenue	21,838	28,066	-22.2%	93,800	70,994	32.1%
Change in fair value of biological assets and agricultural products	11,897	8,987	32.4%	21,542	9,621	123.9%
Reversal of impairment of net realizable value of agricultural products after harvest	(1)	(987)	-99.9%	(1,779)	(1,002)	77.5%
Net Revenue	33,734	36,066	-6.5%	113,563	79,613	42.6%
Cost of agricultural products sale	(20,483)	(29,188)	-29.8%	(90,886)	(72,259)	25.8%
Cost of farm sale	(109)	-	n.a.	(109)	-	n.a.
Gross Profit (loss)	13,142	6,878	91.1%	22,568	7,354	206.9%
			n.a.			n.a.
Selling expenses	(311)	(1,669)	-81.4%	(682)	(4,835)	-85.9%
General and administrative expenses	(5,641)	(6,636)	-15.0%	(19,053)	(20,663)	-7.8%
Depreciations and amortizations	(326)	(102)	219.6%	(997)	(819)	21.7%
Personnel expenses	(3,796)	(3,947)	-3.8%	(11,551)	(12,390)	-6.8%
Expenses with services provider	(617)	(1,154)	-46.5%	(3,071)	(3,554)	-13.6%
Leases and Rents	(170)	(193)	-11.9%	(531)	(547)	-2.9%
Others expenses	(732)	(1,240)	-41.0%	(2,903)	(3,353)	-13.4%
						n.a.
Other operating income/expenses, net	1,848	(295)	n.a.	(3,732)	1,152	n.a.
						n.a.
Financial result	13,760	(6,315)	n.a.	29,767	2,488	1096.4%
Financial income	40,548	10,505	286.0%	91,191	31,513	189.4%
Interest on Financial Investments	1,432	1,780	-19.6%	6,506	7,778	-16.4%
Interest on assets	1,057	961	10.0%	3,608	1,668	116.3%
Monetary variations	-	-	n.a.	-	-	n.a.
Foreign exchange variations on liabilities	7,700	4,309	78.7%	14,461	5,167	179.9%
Unwind of present value adjustment	15,814	5,918	167.2%	35,977	13,296	170.6%
Realized results with derivatives	367	(3,550)	n.a.	10,556	1,232	756.8%
Unrealized results with derivatives	14,178	1,087	1204.3%	20,083	2,372	746.7%
Financial expenses	(26,788)	(16,820)	59.3%	(61,424)	(29,025)	111.6%
Bank charges	(97)	(326)	-70.2%	(1,480)	(759)	95.0%
Interest on liabilities	(3,087)	(3,315)	-6.9%	(10,543)	(8,063)	30.8%
Monetary variations	(745)	(611)	21.9%	(2,138)	(1,644)	30.0%
Foreign exchange variations on liabilities	(2,402)	(4,531)	-47.0%	(6,794)	(4,531)	49.9%
Unwind of present value adjustment	(5,178)	(1,782)	190.6%	(19,779)	(7,505)	163.5%
Realized results with derivatives	(4,923)	(1,598)	208.1%	(5,764)	(1,598)	260.7%
Unrealized results with derivatives	(10,356)	(4,657)	122.4%	(14,926)	(4,925)	203.1%

Equity pick up	(2,390)	1,850	n.a.	(4,472)	1,850	n.a.

Profit (loss) before income and social contribution taxes	20,408	(6,187)	n.a.	24,396	(12,654)	n.a.
Income and social contribution taxes	(4,288)	3,826	n.a.	(5,514)	5,845	n.a.
Profit (loss) for the period	16,120	(2,361)	n.a.	18,882	(6,809)	n.a.
Outstanding shares at the end of the period	58,226,600	58,422,400	-0.3%	58,226,600	58,422,400	-0.3%
Basic earnings (loss) per share - R$	0.28 -	0.04	n.a.	0.36 -	0.12	n.a.

Release 3Q15	16

Balance Sheet (R$ ‘000)

Assets	3/31/2015	6/30/2014	Change
Current assets
Cash and Cash equivalents	34,667	86,745	-60.0%
Markable securities	2,775	21,532	-87.1%
Trade accounts receivable	62,087	65,010	-4.5%
Inventories	21,110	40,210	-47.5%
Biologial assets	68,797	1,421	4741.4%
Recoverable taxes	3,534	3,749	-5.7%
Derivative financial instruments	17,379	18,255	-4.8%
Transactions with related parties	857	723	18.5%
Other assets	443	442	0.2%
	211,649	238,087	-11.1%

Non-current assets
Biological assets	29,149	31,202	-6.6%
Markable securities	13,813	13,782	0.2%
Recoverable taxes	29,285	29,849	-1.9%
Diferred taxes	39,648	43,554	-9.0%
Derivative financial instruments	-	63	-100.0%
Trade accounts receivable	29,176	37,453	-22.1%
Investment properties	350,969	334,803	4.8%
Transactions with related parties	39,053	26,068	49.8%
Other assets	5,907	4,644	27.2%
	537,000	521,418	3.0%

Investments in unquoted equity instruments	103,046	50,369	104.6%
Property, plant and euipment	12,044	13,542	-11.1%
Intagible assets	3,772	4,966	-24.0%
	118,862	590,295	-79.9%
Total assets	867,511	828,382	4.7%

Release 3Q15	17

Balance Sheet (R$ ‘000)

Liabilities and Equity	3/31/2015	6/30/2014	Change
Current liabilities
Trade accounts payable	9,310	8,158	14.1%
Loans and financing	66,356	62,253	6.6%
Labor obligations	5,828	8,730	-33.2%
Taxes payable	6,987	6,501	7.5%
Dividends payable	25	25	0.0%
Derivative financial instruments	20,579	204	9987.7%
Accounts payable for acquisitions	47,572	44,820	6.1%
Transactions with related parties	465	33,237	-98.6%
Onerous contract	-	579	-100.0%
Advances from customers	1,760	15,038	-88.3%
	158,882	179,545	-11.5%

Non-current liabilities
Loans and financing	67,569	57,909	-6.3%
Taxes payable	1,933	2,482	-19.7%
Provision for legal claims	4,181	3,573	15.7%
Other liabilities	830	967	-23.8%
	74,513	64,931	14.8%

Equity - Attributable to equity holders of the parent
Capital	584,224	584,224	0.0%
Capital reserves	4,283	4,201	2.0%
Treasury shares	-	(1,934)	-100.0%
Others reserves	37,715	8,403	348.8%
Accumulated losses	7,894	(10,988)	n.a.
Total equity	634,116	583,906	8.6%
Total liabilities and equity	867,511	828,382	4.7%

Release 3Q15	18

Cash Flow (R$ ‘000)

	9M15	9M14
Profit (loss) for the period	18,882	(6,809)
Adjustments to reconcile net income
Depreciation and amortization	12,006	11,650
Fam sale gain	(441)	-
Granting of stock options	82	571
Residual value of fixed assets	1,543	829
Write-off of capitalized cost in investment properties	526	1,737
Equity Pickup	4,472	(1,850)
Gain (loss) unrealized results with derivatives	(5,157)	2,553
Exchange rate, monetary and financial charges unrealized	(5,087)	750
(Gain) on remeasurement of receivables from sale of farms	(16,198)	(5,791)
Income and social contribution taxes	3,906	(7,115)
Fair value of biological assets and agricultural products and depletion of harvest	(21,542)	(9,621)
Reversal of impairment of agricultural products after harvest	1,779	1,002
Allowance for doubtful accounts	256	233
Onerous contracts	(579)	-
Provisions for lawsuits	608	(1,201)
	(4,944)	(13,062)
Change in operating working capital
Trade accounts receivable	8,362	68,066
Inventories	22,184	337
Biological Assets	(47,914)	(51,500)
Recoverable Taxes	1,583	(3,216)
Derivative Transactions	26,187	(1,744)
Other assets	(737)	(3,050)
Suppliers	(358)	1,173
Related parties	(36,253)	(6,817)
Taxes payable	(248)	82
Paid income tax and social contribution	165	(501)
Labor obligations	(2,902)	(4,076)
Advance from customers	(13,278)	(1,251)
Other obligations	(137)	(80)
Net Cash generated by (used in) operating activities	(48,290)	(15,639)
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(1,306)	(1,929)
Additions to property for investments	(27,062)	(14,852)
Redemption of (investment in) marketable securities	25,390	4,806
Increase in investments and participations	(25,902)	(14,463)
Cresca joint venture acquisition	-	(8,592)
Amount received from the sale of farm	18,255	17,789
Net cash (invested in) operating activities	(10,625)	(17,241)
CASH FLOW OF FINANCING ACTIVITIES
Farm acquisition payment		(2,151)
Loans and financing	80,662	56,724
Interest from Loans and Financing	(7,642)	(1,917)
Payment of loans and financing	(66,183)	(43,461)
Treasury shares	-	(1,934)
Dividens payed	-	(5,883)
Generated (provided) net cash by financing activities	6,837	1,378
Increase (decrease) in cash and cash equivalents	(52,078)	(31,502)
Cash and cash equivalents at the beginning of the year	86,745	75,694
Cash and cash equivalents at the end of the year	34,667	44,192
	(52,078)	31,502

Release 3Q15	19

Release 3Q15	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: May 8, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer